Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports Third Quarter Results

Provides Updated Fourth Quarter and Full Year Guidance

HOUSTON, TX, November 17, 2011 -- Stage Stores, Inc. (NYSE: SSI) today reported a net loss for the third quarter ended October 29, 2011 of $11.3 million, or $0.36 per share, versus a net loss of $6.9 million, or $0.18 per share, for the prior year third quarter. For the first three quarters of the fiscal year, the Company had a net loss of $1.8 million, or $0.05 per share. This compares to net income of $5.7 million, or $0.15 per diluted share, last year.

Commenting on the Company's third quarter results, Andy Hall, President and Chief Executive Officer, stated, "Our third quarter sales and gross margin results reflect the continuing economic pressure on our core moderate income customer and her sensitivities to rising fuel, food and apparel prices. In the quarter, we experienced markdown pressure from an increased promotional environment, the inability to pass through recent cost increases and our commitment to keep our inventory clean. As we enter the holiday shopping period we are pleased with the content and freshness of our merchandise. Our inventories at quarter-end were up 2.0% on a comparable store basis."

Mr. Hall continued, "We had several notable accomplishments during the third quarter:
- We opened our first three Steele's stores on November 1st. We are very pleased with the customer response to our off-price format and we plan to open between 25 and 35 additional new Steele's stores in 2012.
- Our eCommerce sales continue to grow and remain on track to reach $7 million this year.
- Our financial strength and flexibility allowed us to repurchase $36 million of our stock during the quarter. This substantially completed our share repurchase program for 2011, with a total of 6.8 million shares repurchased at a cost of $110 million."

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Mr. Hall concluded, "While the current economic pressure on our core consumer may continue into the fourth quarter, we believe that our key fourth quarter merchandise initiatives support our comparable store sales guidance of flat to up 2%. The key classifications of cosmetics, cold weather, non-apparel gifts, toys and eCommerce will account for approximately 23% of our fourth quarter comparable store sales. We expect each of these classifications to achieve a double digit comparable store sales increase."

Third Quarter Non-Comparable Items

The Company noted that the following non-comparable items should be considered when comparing the loss per share between this year's and last year's quarterly results:

- Incremental costs associated with the Steele's launch, as well as the Company's eCommerce initiative, negatively impacted third quarter 2011 results by $0.04 per share.
- Last year's one-time state and deferred income tax credit positively impacted third quarter 2010 results by $0.02 per share.
- The lower share count negatively impacted this year's loss by $0.06 per share.

Stock Repurchase Activity

The Company also reported today that it repurchased 2.4 million shares of its common stock during the third quarter at a total cost of $36 million. Of the $36 million spent during the quarter, $26 million came from the Company's $200 million Stock Repurchase Program and $10 million came from proceeds available to the Company from the exercise of employee stock options. As of the end of the third quarter, the Company had spent a total of $100 million under the current Stock Repurchase Program and met its repurchase goal for 2011. Completion of the Program is still expected by the end of 2013. A total of 6.8 million shares have been repurchased through the first three quarters of the year at a total cost of $110 million.

Fiscal 2011 – Updated Fourth Quarter and Full Year Guidance

The Company stated that its previous diluted share count estimates for the fourth quarter and full year have been revised to reflect the effect of the shares that were repurchased during the third quarter.

4th Quarter 2011:
The Company anticipates that comparable store sales for the fourth quarter will be in a range of flat to up 2.0%. The lower share count for the fourth quarter is anticipated to positively impact the period's results by $0.20 per share.

	4Q 2011 OUTLOOK		4Q 2010
Sales ($mm)	$464 -	$473	$454
Diluted EPS	$1.17 -	$1.23	$0.86
Diluted Shares (mm)	30.8		37.1

FY 2011:
The Company is projecting an increase in comparable store sales of between 0.1% and 0.7% for the fiscal year.

	FY 2011 OUTLOOK		FY 2010
Sales ($mm)	$1,496 -	$1,505	$1,471
Diluted EPS	$1.02 -	$1.08	$0.99
Diluted Shares (mm)	33.4		38.0

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss the items contained in this news release. Interested parties can participate in the Company's conference call by dialing 703-639-1412. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Investor Relations, then Webcasts, and then the webcast link. A replay of the conference call will be available online until midnight on Friday, November 25, 2011.

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About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 821 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of Steele's stores the Company plans to open in 2012, the total amount of eCommerce sales the Company anticipates generating in 2011 and the percentage of fourth quarter comparable store sales that the classifications related to the Company's key fourth quarter initiatives will account for, as well as the comparable store sales increase that each of these classifications will achieve in the fourth quarter. Forward-looking statements also include comments regarding the Company's sales, comparable store sales, EPS and diluted share count outlooks for the fourth quarter of the 2011 fiscal year, as well as for the entire 2011 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Thirteen Weeks Ended			
	October 29, 2011		October 30, 2010	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 333,508	100.0%	$ 331,850	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	262,345	78.7%	255,260	76.9%
Gross profit	71,163	21.3%	76,590	23.1%
Selling, general and administrative expenses	86,994	26.1%	86,827	26.2%
Store opening costs	1,578	0.5%	1,189	0.4%
Interest expense, net of income of $0 and $21, respectively	1,015	0.3%	937	0.3%
Loss before income tax	(18,424)	-5.5%	(12,363)	-3.7%
Income tax benefit	(7,118)	-2.1%	(5,498)	-1.7%
Net loss	$ (11,306)	-3.4%	$ (6,865)	-2.1%
Basic and diluted loss per share data:				
Basic loss per share	$ (0.36)		$ (0.18)	
Basic weighted average shares outstanding	31,139		37,362	
Diluted loss per share	$ (0.36)		$ (0.18)	
Diluted weighted average shares outstanding	31,139		37,362	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Thirty-Nine Weeks Ended			
	October 29, 2011		October 30, 2010	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,032,823	100.0%	$ 1,016,911	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	772,583	74.8%	746,276	73.4%
Gross profit	260,240	25.2%	270,635	26.6%
Selling, general and administrative expenses	256,671	24.9%	257,031	25.3%
Store opening costs	5,218	0.5%	3,024	0.3%
Interest expense, net of income of $24 and $71, respectively	2,806	0.3%	2,979	0.3%
(Loss) income before income tax	(4,455)	-0.4%	7,601	0.7%
Income tax (benefit) expense	(2,701)	-0.3%	1,941	0.2%
Net (loss) income	$ (1,754)	-0.2%	$ 5,660	0.6%
Basic and diluted (loss) earnings per share data:				
Basic (loss) earnings per share	$ (0.05)		$ 0.15	
Basic weighted average shares outstanding	33,885		37,998	
Diluted (loss) earnings per share	$ (0.05)		$ 0.15	
Diluted weighted average shares outstanding	33,885		38,318	

(1) Percentages may not foot due to rounding.


Stage Stores, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par value)

(Unaudited)


		October 29, 2011		January 29, 2011
ASSETS				
Cash and cash equivalents	$	26,941	$	89,349
Merchandise inventories, net		447,637		325,501
Prepaid expenses and other current assets		30,814		30,423
Total current assets		505,392		445,273
Property, equipment and leasehold improvements, net		306,927		317,954
Intangible asset		14,910		14,910
Other non-current assets, net		20,169		17,947
Total assets	$	847,398	$	796,084
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	202,275	$	95,365
Current portion of debt obligations		14,094		13,490
Accrued expenses and other current liabilities		59,471		74,318
Total current liabilities		275,840		183,173
Long-term debt obligations		92,355		25,002
Other long-term liabilities		95,942		98,400
Total liabilities		464,137		306,575
Commitments and contingencies				
Common stock, par value $0.01, 100,000 shares authorized,				
57,738 and 56,946 shares issued, respectively		577		569
Additional paid-in capital		530,452		516,079
Less treasury stock - at cost, 27,323 and 20,508 shares, respectively		(430,747)		(320,055)
Accumulated other comprehensive loss		(2,862)		(2,935)
Retained earnings		285,841		295,851
Total stockholders' equity		383,261		489,509
Total liabilities and stockholders' equity	$	847,398	$	796,084

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Thirty-Nine Weeks Ended	
	October 29, 2011	October 30, 2010
Cash flows from operating activities:		
Net (loss) income	$ (1,754)	$ 5,660
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and impairment of long-lived assets	46,027	45,953
Loss on retirements of property and equipment	123	307
Deferred income taxes	(28)	(86)
Tax benefits from stock-based compensation	774	966
Stock-based compensation expense	6,354	4,842
Amortization of debt issuance costs	251	224
Excess tax benefits from stock-based compensation	(1,252)	(1,936)
Deferred compensation obligation	114	65
Amortization of employee benefit related costs	118	320
Construction allowances from landlords	4,487	5,217
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(122,136)	(113,718)
Increase in other assets	(1,786)	(4,495)
Increase in accounts payable and other liabilities	83,093	72,999
Total adjustments	16,139	10,658
Net cash provided by operating activities	14,385	16,318
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(33,166)	(28,049)
Proceeds from insurance and retirements of property and equipment	122	-
Net cash used in investing activities	(33,044)	(28,049)
Cash flows from financing activities:		
Proceeds from revolving credit facility borrowings	160,100	-
Payments of revolving credit facility borrowings	(82,100)	-
Payments of long-term debt obligations	(10,043)	(9,474)
Payments of debt issuance costs	(1,149)	-
Repurchases of common stock	(110,692)	(27,374)
Proceeds from exercise of stock awards	7,139	5,090
Excess tax benefits from stock-based compensation	1,252	1,936
Cash dividends paid	(8,256)	(6,685)
Net cash used in financing activities	(43,749)	(36,507)
Net decrease in cash and cash equivalents	(62,408)	(48,238)
Cash and cash equivalents:		
Beginning of period	89,349	93,714
End of period	$ 26,941	$ 45,476